April 22, 2022

VIA EDGAR CORRESPONDENCE

Alison T. White, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Dodge & Cox Funds (File Nos. 2-11522 and 811-173) (the “Registrant” or the “Trust”) Post-Effective Amendment No. 107 (“PEA 107”) to the Trust’s Registration Statement on Form N-1A

Dear Ms. White:

This letter responds to comments you provided to Erin Kennedy of Dodge & Cox during a telephonic discussion on March 7, 2022 with respect to your review of PEA 107 to the Trust’s registration statement, which was filed with the U.S. Securities and Exchange Commission on February 17, 2022. PEA 107 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering Class X shares of the Dodge & Cox Stock Fund, the Dodge & Cox Global Stock Fund, the Dodge & Cox International Stock Fund, the Dodge & Cox Balanced Fund, the Dodge & Cox Income Fund, and the Dodge & Cox Global Bond Fund (the “Funds”), each a series of the Dodge & Cox Funds (the “Trust”). We have summarized your comments below, followed by the Trust’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment: If any Dodge & Cox Funds have exposure to Russia and/or Ukraine, please consider whether any additional disclosure may be appropriate.

Response: While several Dodge & Cox Funds hold a small number of Russian securities, their overall exposure to Russia and Russian issuers is relatively minimal. As such, we believe that the Funds’ existing disclosure with respect to the risks of investing internationally and in emerging markets is sufficient and appropriate.

2.	Comment: Please advise supplementally how the Dodge & Cox Funds value derivatives for purposes of their 80% policy tests.

Response: The Dodge & Cox Funds value derivatives for purposes of their 80% policy tests at their market value (i.e., the amount of unrealized gain or loss on a derivatives position).

3.

Comment: Please add a line item to the fee table for administrative services fees, so that it is clear that the management fee for each share class is the same. In the alternative, if the management fee is a unitary fee, please: (1) add a footnote stating this fact and clarifying the expenses that are included and excluded from the fee; and (2) confirm that the advisory fees are the same across classes. In this regard, please note that if the advisory fees are not the same across classes, you will need to provide an analysis explaining how this is consistent with Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: We confirm that (i) the management fee is not a unitary fee and (ii) the portion of the management fee that covers investment advisory services is the same for each share class of each Fund. We note that the instructions to Item 3 of Form N-1A indicate that “Management Fees” should include:

“investment advisory fees (including any fees based on the Fund’s performance), any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as “Other Expenses.””

We therefore believe it is appropriate to include administrative services fees paid by the Funds to Dodge & Cox as part of the Management Fees in the fee table for each Fund and respectfully decline to add a separate line item to the fee table. However, to avoid confusion, we have added a version of the following footnote to each applicable fee table clarifying the portion of management fees that are attributable investment advisory fees and administrative services fees: “Management fees include investment advisory fee expenses of [A]% for each class; and administrative services fee expenses of [B]% for Class I shares and [C]% for Class X shares.”

4.	Comment: Several of the Dodge & Cox Funds refer to “non-equity assets” in their principal investment strategies. Please clarify what this phrase means.

Response: The phrase “non-equity assets” is used with respect to several Funds to describe amounts that may be “equitized” using futures contracts to more closely approximate a fully-invested equity portfolio. Non-equity assets include all assets that are not equity securities or equity derivatives, which typically include cash, receivables, and other similar assets. The description of non-equity assets in the registration statement has been revised to reflect these types of holdings.

5.	Comment: Each fund refers to financially material environmental, social, and governance (“ESG”) issues. Please provide examples of such issues.

Response: ESG issues that the Funds may consider in selecting investments include environmental issues, such as pollution and climate change; social issues, such as labor relations; and governance issues, such as shareholder or bondholder rights. The Funds consider whether these factors seem to Dodge & Cox likely to have a financially material impact on the current or future valuation of an issuer or a security. The registration statement has been revised to include the foregoing examples in the description of the Funds’ principal investment strategies in response to Item 9 of Form N-1A.

6.	Comment: Please revise the footnote in the fee table for each Fund explaining Dodge & Cox’s policy with respect to the recoupment of fee reimbursement payments so that it is written in plain English.

Response: The applicable fee table footnotes have been revised to state as follows: “The agreement does not permit Dodge & Cox to recoup any fees waived or payments made to the Fund for a prior year.”

7.

Comment: The Dodge & Cox Emerging Markets Stock Fund lists “China Investment Risk” as a principal investment risk. Please consider adding disclosure regarding the risk of investing in Chinese companies through variable interest entity (“VIE”) structures, if applicable.

Response: The registration statement has been revised to include the following disclosure regarding the specific risk of investing in Chinese companies through VIEs in the descriptions of China Investment Risk for the Dodge & Cox Emerging Markets Stock Fund in response to Item 4:

“The Fund may obtain exposure to a Chinese company by investing in legal structures known as variable interest entities (“VIEs”) that offer economic exposure to, but not an equity ownership in, a Chinese company. Intervention by the Chinese government with respect to VIE structures could significantly affect the value of a VIE investment and could negatively impact Fund performance.”

The registration statement has been further revised to include additional information with respect to investing in VIE structures in response to Item 9 of Form N-1A and in the Statement of Additional Information.

8.	Comment: With respect to the Dodge & Cox Balanced Fund, please disclose that at least 25% of the Fund will be invested in fixed income securities.

Response: The registration statement has been revised to clarify that, under normal circumstances, no less than 25% of the Dodge & Cox Balanced Fund’s total assets will be invested in fixed income investments.

9.

Comment: You have indicated that the Dodge & Cox Global Bond Fund’s portfolio turnover rate in 2021 was 136%. Please consider whether it would be appropriate to add high portfolio turnover rate risk as a principal investment risk for the fund.

Response: Upon consideration, we do not believe that high portfolio turnover rate risk is a principal investment risk of the Dodge & Cox Global Bond Fund. However, the registration statement has been revised to include TBA Transaction Risk as a principal investment risk of the Dodge & Cox Income Fund and the Dodge & Cox Global Bond Fund in light of the Funds’ anticipated trading strategies to address the increase in portfolio turnover rate that results from TBA roll transactions.

To-Be-Announced Transaction Risk. TBA mortgage backed securities transactions involve an agreement under which the buyer agrees to purchase a pool of mortgage-backed securities for a fixed price with payment and delivery at a scheduled future date, typically between 30 and 60 days in the future. During the settlement period of a TBA transaction, the buyer is at risk for any decline in the value of the securities to be delivered, while the seller is at risk that the value of the securities may increase. In order to maintain TBA exposure past the scheduled settlement date, a buyer must “roll” the transaction by selling its original position and simultaneously purchasing a similar new one with a settlement date further in the future. Each time a Fund rolls a TBA position (typically every 30-60 days), it incurs transaction costs, which are borne by the Fund and its shareholders, and reduces the total return of the Fund. Maintaining TBA exposure will increase a fund’s portfolio turnover rate.

10.	Comment: Item 9 of Form N-1A requires a Fund to disclose that if it takes temporary defensive positions, it may not achieve its objectives. Please revise the registration statement accordingly.

Response: The registration statement has been revised to include this disclosure for each Fund.

11.

Comment: The Dodge & Cox Global Bond Fund’s portfolio turnover rates in 2020 and 2021 were nearly double the Fund’s portfolio turnover rate in 2019. Please advise supplementally why the portfolio turnover rate increased relative to 2019 levels.

Response: The increase in the Dodge & Cox Global Bond Fund’s portfolio turnover rate in 2020 relative to 2019 was attributable both to the Fund’s response to the market volatility of the early months of the Covid-19 pandemic and to the Fund’s increased investment in To-Be-Announced (“TBA”) mortgage securities. The Fund’s higher portfolio turnover rate in 2021 relative to 2019 was primarily attributable to its investments in TBA securities. TBA positions are typically “rolled” by the Funds (i.e., sold and replaced with a new security providing similar exposure) every 30 to 60 days to maintain exposure. The Fund’s portfolio turnover rates in 2020 and 2021 excluding TBA roll transactions would have been 90% and 40% respectively (112% and 136% respectively including TBA roll transactions). The registration statement has been revised to explain the reasons for the increase in portfolio turnover in the Statement of Additional Information.

12.	Comment: Please consider whether LIBOR discontinuation risk should be listed as a principal investment risk for any Dodge & Cox Fund.

Response: Upon consideration, we do not believe LIBOR discontinuation risk is a principal investment risk for any Dodge & Cox Fund in light of current and anticipated holdings.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call or email the undersigned at (415) 248-9154 or erin.kennedy@dodgeandcox.com if you wish to discuss this correspondence further.

Sincerely,

/s/ Erin Kennedy
Erin Kennedy